Exhibit 99.2

Ohmyhome Announces Closing of Initial Public Offering

SINGAPORE, March 23, 2023 /newswire/ — Ohmyhome Limited (Nasdaq: OMH), a data-driven property technology company based in Singapore, today announced the closing of its initial public offering of 3,775,000 ordinary shares at a price of $4.00 per share. The offering consisted of 2,800,000 ordinary shares issued and sold by Ohmyhome and 975,000 ordinary shares sold by the selling stockholder named in the prospectus. Ohmyhome did not receive any proceeds from the sale of shares by the selling stockholder. Ohmyhome is listed on Nasdaq Capital Market under the ticker symbol “OMH”.

The Offering is being conducted on a firm commitment basis. Prime Number Capital LLC acted as the sole book runner for the offering. SBI China Capital Financial Services Limited acted as the co-manager. Ortoli Rosenstadt LLP acted U.S. counsel to Ohmyhome, and Sichenzia Ross Ference LLP acted as U.S. counsel to Prime Number Capital LLC in connection with this offering.

The offering was made only by means of a prospectus. Copies of the final prospectus related to the offering may be obtained, when available, from Prime Number Capital LLC by email at info@pncps.com.

A registration statement relating to the sale of these securities was filed with the Securities and Exchange Commission and was declared effective on March 20, 2023 (File Number: 333- 268691). This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform based in Singapore, which provides end-to-end property solutions and services to end customers directly to help them buy, sell, rent, renovate their homes and more with a single application.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services industry, and to become the most trusted and comprehensive property solution for everyone.

Media Inquiries:

omh@blueshirtgroup.com

Investor Relations:

ir@ohmyhome.com